

December 19, 2014

Via E-mail
Robert I. Goldstein
President and Chief Executive Officer
US Nuclear Corp.
7051 Eton Avenue
Canoga Park, CA 91303

Re: US Nuclear Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 17, 2014
File No. 333-200135

Dear Mr. Goldstein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1. Please provide us in detail the consideration Mr. Chiang gave in exchange for his interests in the company (the dates of the consideration exchanged, the consideration, etc.).

2.   It also appears your registration statement is missing the Part II disclosure. Please revise.

Management's Discussion and Analysis, page 36

3.   Please revise your discussion of the Results of Operations for the periods presented to provide an analysis of the reasons for the changes in results. For instance, please explain the factors and circumstances surrounding why Optron's revenues decreased in both periods.

Security Ownership of Certain Beneficial Owners and Management, page 43

4.   It does not appear you made the change to Mr. Chiang's ownership. If he sold all of his shares, then he would own 0% after the offering. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christy Adams, Senior Staff Accountant, at 202-551-3363 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Attorney, at 202-551-3310, or Celeste M. Murphy, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Anthony Paesano
        Paesano Akkashian, P.C.